

February 21, 2023

Christopher Marlett
Chief Executive Officer
MDB Capital Holdings, LLC
4209 Meadowdale Lane
Dallas, TX 75229

>   **Re: MDB Capital Holdings, LLC**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed on February 2, 2023**
>   **File No. 333-268318**

Dear Christopher Marlett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note your response to our prior comment 3 and your revised disclosure. Please revise to disclose the percentage of outstanding shares that controlling shareholders must keep in order to continue to control the outcome of matters submitted to shareholders for approval.

2.   We note your response to our comment 25 in the December 7, 2022 letter. You state that you "do[] not hold any 'investment securities' as defined in the Investment Company Act." We note on page F-2 of Amendment No. 2 to Form S-1 filed on February, 2023 that there are three line items titled "Investment Securities at amortized cost, Investment Securities at fair value and Investment Securities at cost less impairment." Please provide

a complete and detailed legal analysis of your status as an investment company under Section 3(a)(1)(C), including a breakdown of "investment securities" under Section 3(a)(2) and the calculation of investment securities as a percentage of total assets on an unconsolidated basis, including with respect to valuation per section 2(a)(41). Please also identify which, if any, assets are government securities and cash items.

You note in your response to comment 25 that you rely on Section 3(b)(1) of the Investment Company Act. Accordingly, please provide additional detailed analysis of the legal basis for such reliance, including a discussion of the *Tonopah* factors and the application of those factors to you, including a description of how your activities and investments during years 2020, 2021 and 2022 affect this analysis. *See In re Tonopah Mining Co.*, 26 S.E.C. 426 (1947).

Risk Factors, page 11

3.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Arizona Law Firm Regulation, page 72

4.   We note your response to our prior comment 10 and reissue in part. Please advise and expand your disclosure, if applicable, regarding any additional regulatory approvals necessary for PatentVest to launch its law firm operations once it is a subsidiary of a public company.

Selling security holders, page 5

5.   We note your response to our prior comment 6 and your revised disclosure. Please provide us your analysis regarding the availability of the Section 4(a)(2) exemption for the shares issued to the selling security holders.

       You may contact William Schroeder at (202) 551-3294 or Amid Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Finance

cc: Andrew Hudders, Esq.